Skadden, Arps, Slate, Meagher & Flom llp

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January 3, 2025	FRANKFURT
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VIA EDGAR

Mr. Scott Stringer

Mr. Joel Parker

Ms. Taylor Beech

Ms. Mara Ransom

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	PDD Holdings Inc.

Form 20-F for the Fiscal Year Ended December 31, 2023

Response dated September 30, 2024

File No.  001-38591

Dear Mr. Stringer, Mr. Parker, Ms. Beech and Ms. Ransom,

We write on behalf of our client, PDD Holdings Inc. (the “Company”). The Company has received the letter dated January 2, 2025 (the “Letter”) from the staff of the Securities and Exchange Commission regarding the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2023 (the “2023 Form 20-F”). The Company respectfully requests an extension to the deadline for responding to the Letter due to the additional time required to gather sufficient information and prepare a thorough response. The Company will provide its response to the Letter via EDGAR as soon as possible, and in any event no later than January 31, 2025.

If you have any additional questions or comments regarding the 2023 Form 20-F, please contact the undersigned at +86 21 6193 8225 or yuting.wu@skadden.com.

January 3, 2025

Very truly yours,

/s/ Yuting Wu
Yuting Wu

cc:	Lei Chen, Chairman of the Board of Directors and Co-Chief Executive Officer, PDD Holdings Inc.
Jiazhen Zhao, Executive Director and Co-Chief Executive Officer, PDD Holdings Inc.
Harry Han, Partner, Ernst & Young Hua Ming LLP